Exhibit (a)(1)(viii)

FORM OF EMAIL REGARDING AMENDMENTS TO THE OFFER

From: Bill Roeschlein, Chief Financial Officer

To: Eligible Tigo Participants

Subject: Tigo Energy, Inc. Offer to Exchange Certain Outstanding Options for New Options – Amendment to Terms of the Offer

Date: November 22, 2024

As previously communicated to you on November 12, 2024, Tigo Energy, Inc. (“Tigo,” the “Company,” “we,” “our” or “us”) announced an offer (the “Offer”) by the Company to eligible employees and directors to exchange certain outstanding options to purchase shares of our Common Stock (“Common Stock”) for new options to purchase a number of shares of our Common Stock (“Replacement Options”).

We are writing to inform you that we have amended and supplemented the Offer to Exchange Certain Outstanding Options to Purchase Common Stock for a Number of Replacement Options, dated November 12, 2024 (as so amended, the “Offer to Exchange”), by filing Amendment No. 1 to our Tender Offer Statement on Schedule TO (as so amended, the “Schedule TO”) with the U.S. Securities and Exchange Commission (the “SEC”), which you may access on our website at https://investors.tigoenergy.com/financials-filings/sec-filings or through the SEC website at www.sec.gov. We recommend that you review the materials that we have filed with the SEC before making a decision on whether or not to surrender your eligible stock options for exchange.

The terms of the Offer are described in detail in the Schedule TO and the related exhibits, including the Offer to Exchange (the “Offer to Exchange” and, such exhibits collectively, the “Offering Documents”), that has been filed with the U.S. Securities and Exchange Commission, which you may access on our website at https://investors.tigoenergy.com/financials-filings/sec-filings or through the SEC website at www.sec.gov. These materials will help you to understand the terms and conditions of the Offer and the related risks.

The Offer currently is scheduled to expire on December 10, 2024, at 11:59 p.m., Eastern Time (as such date may be extended in accordance with the Offer to Exchange, the “Offer Expiration Date”), and Replacement Options are scheduled to be granted effective promptly following the Offer Expiration Date, which is currently expected to be on or about December 10, 2024 (the “Replacement Option Grant Date”). If your employment or service, as applicable, is terminated prior to the expiration of the Offer, you will keep your eligible options and the eligible options will vest and expire in accordance with their original terms. If your employment terminates after the expiration of the Offer but prior to the Replacement Option Grant Date, the eligible options that you tendered for exchange will be cancelled but you will not receive Replacement Options.

Although our Board has approved the Offer, consummation of the Offer is subject to the satisfaction or waiver of certain conditions that are described in the Offer to Exchange. Neither we nor our Board (or the compensation committee thereof) makes any recommendation as to whether you should participate in the Offer, nor have we authorized any person to make such recommendation. Participation in the Offer is completely voluntary. Participating in the Offer involves risks that are discussed in the Offer to Exchange. We recommend that you consult with your personal financial, tax and/or legal advisors about whether to participate in the Offer.

This notice does not constitute an offer. The full terms of the Offer are described in the Schedule TO and accompanying documents, which you may access on our website at https://investors.tigoenergy.com/financials-filings/sec-filings or through the SEC website at www.sec.gov. Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Offering Documents.

Thank you,

Bill Roeschlein

Chief Financial Officer